DRSLTR Submission/Correspondence Relating to Revised Draft Registration Statement

O’Melveny & Myers LLP Two Embarcadero Center 28th Floor San Francisco, CA 94111-3823	T: +1 415 984 8700 F: +1 415 984 8701 omm.com	File Number: 0625190-00004

May 18, 2020

Ms. Tara Harkins

Ms. Jeanne Baker

Mr. David Lin, Esq.

Mr. Michael Clampitt, Esq.

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Harkins, Ms. Baker, Mr. Lin and Mr. Clampitt:

Nkarta, Inc. (CIK No. 0001787400)

Response to the Staff’s Comments on Amendment No. 1 to Draft Registration Statement on Form S-1 Confidentially Submitted on April 20, 2020

On behalf of our client, Nkarta, Inc., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 28, 2020 regarding the Company’s amendment no. 1 to the draft registration statement on Form S-1 confidentially submitted via EDGAR to the Commission on April 20, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form S-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Century City ● Los Angeles ● Newport Beach ● New York ● San Francisco ● Silicon Valley ● Washington, DC

Beijing ● Brussels ● Hong Kong ● London ● Seoul ● Shanghai ● Singapore ● Tokyo

Registration Statement on Form S-1

Prospectus Summary, page 1

1.

Please revise the Summary section to highlight the auditor’s explanatory paragraph regarding your ability to continue as a going concern. Also please include a risk factor discussing the material risks associated with this fact.

The Company has revised its disclosure on pages 5, 6, 12-13 and 63 in response to the Staff’s comment.

Capitalization, page 67

2.	Please correct the inconsistency related to the pro forma common stock shares issued and outstanding as presented within this table to the pro forma common stock shares presented on page F-3.

The Company has revised its disclosure on pages 68, F-3 and F-24 in response to the Staff’s comment.

Management’s Discussion and Analysis

Research and Development Expenses, page 77

3.	We note your response to prior comment 3. Please expand your disclosures to quantify the material cost components underlying the research and development costs incurred for each period presented.

The Company has revised its disclosure on page 76 in response to the Staff’s comment.

Business

Patents, Trademarks and Proprietary Technology, page 109

4.

We note your revised disclosure on pages 109—110 in response to comment 8. Please further revise to specify the expiration dates for the most significant patents relating to your NK cell engineering platform and each product candidate.

The Company has revised its disclosure on page 113 in response to the Staff’s comment.

*                                             *                                             *

If you have any questions regarding the Revised Draft Registration Statement, please contact Eric Sibbitt by telephone at 415-984-8777 or via e-mail at esibbitt@omm.com, Sydney Ryan, by telephone at 415-984-8908 or via email at sryan@omm.com, or Frances D. Schulz, the audit engagement partner at Ernst & Young LLP, by telephone at 650-802-4510 or via email at fran.schulz@ey.com. Ernst & Young LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Eric Sibbitt

Enclosures

cc: Paul Hastings, President and Chief Executive Officer of the Company

Dr. Matthew Plunkett, Chief Financial Officer of the Company

Sydney Ryan, Esq., Associate, O’Melveny & Myers LLP

Frances D. Schulz, Partner, Ernst & Young LLP

Chris Forrester, Esq., Partner, Shearman & Sterling LLP

2